Exhibit 99.4

FANG HOLDINGS LIMITED

TO THE REGISTERED HOLDERS OF AMERICAN DEPOSITARY RECEIPTS (“ADRs”)

REPRESENTING CLASS A ORDINARY SHARES OF

FANG HOLDINGS LIMITED

FOLD AND DETACH HERE

Ordinary Resolutions

	FOR	AGAINST	ABSTAIN

Resolution 1	☐	☐	☐

Resolution 2	☐	☐	☐

Address Change ☐ Mark box, sign and indicate changes/comments below:	Mark box at right if you wish to give a discretionary proxy to a person designated by the Company. PLEASE NOTE: Marking this box voids any other instructions indicated above.	☐

Sign Below	Date: ______________________

Please sign this Voting Instruction Card exactly as your name(s) appear(s) on the face of this card and on the books of the Depositary. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title.

Ordinary Resolutions

1.

The ordinary resolution as set out in the Notice of Annual General Meeting regarding the re-election of Mr. Howard Huyue Zhang as an independent director of the board of directors of the Company (the “Board”) and a member and the chair of the audit committee of the Board.

2.

The ordinary resolution as set out in the Notice of Annual General Meeting regarding the re-election of Ms. Hong Qin as an independent director of the Board, a member of the audit committee, a member of the compensation committee, and a member and the chair of the nominating and corporate governance committee of the Board.

Fang Holdings Limited
JPMorgan Chase Bank, N.A., Depositary
PO Box 64506, Saint Paul MN 55164-0506	Voting Instruction Card

JPMorgan Chase Bank, N.A. (the “Depositary”) has received notice that the Annual General Meeting (the “Meeting”) of Fang Holdings Limited (the “Company”) will be held at 10:00 a.m. (Beijing time), on Friday, December 20, 2019 at Tower A, No. 20 Guogongzhuang Middle Street, Fengtai District, Beijing 100070, People’s Republic of China, for the purposes set forth on this card.

If you are desirous of having the Depositary, through its Nominee or Nominees, vote or execute a proxy to vote the Class A Ordinary Shares represented by your ADRs FOR, AGAINST or to ABSTAIN from voting on the Resolutions to be proposed at the Meeting, kindly execute and forward to the Depositary, the attached Voting Instruction Card. The enclosed postage-paid envelope is provided for this purpose. This Voting Instruction Card should be executed in such a manner as to show clearly how you wish to vote in regard to the Company’s Resolutions. Alternatively, you may include instructions to give a discretionary proxy to a person designated by the Company. The Voting Instruction Card MUST be forwarded in sufficient time to reach the Depositary before 12:00 p.m. (Eastern Standard Time), December 17, 2019. Only the registered holders of record at the close of business on November 21, 2019 will be entitled to execute the attached Voting Instruction Card.

The signatory, a registered holder of ADRs representing Class A Ordinary Shares of the Company, of record on November 21, 2019, hereby requests and authorizes the Depositary, through its Nominee or Nominees, to vote or execute a proxy to vote at the Meeting the underlying Class A Ordinary Shares of the Company represented by ADRs, in accordance with the instructions given below.

To view the AGM Notice and Proxy Statement, please visit http://ir.fang.com

NOTE: In order to have the aforesaid shares voted, this Voting Instruction Card MUST be returned before 12:00 p.m. (Eastern Standard Time), on December 17, 2019.

JPMorgan Chase Bank, N.A., Depositary

PLEASE MARK, DATE AND SIGN ON REVERSE SIDE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.